SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2017

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-held Company

Minutes of the Board of Directors’ Meeting

held on November 14, 2017

1. Date, Time and Place: On November 14, 2017, at 3:00 p.m., via conference call as authorized by Article 21, Paragraph 2 of the Company’s Bylaws.

2. Call Notice and Attendance: All members of the Company’s Board of Directors listed below attended the meeting, and the instatement and approval of the quorum were verified.

3. Composition of the Board: Chairman: Odair Garcia Senra. Secretary: Janine Maria Corrêa Pupo.

4. Resolutions: The attending board members unanimously resolved and without reservations:

4.1. To declare the resignation, as per letter received on this date from Mrs. Katia Varalla Levy, to the position as Chief Operating Officer to which she was elected at the Board of Directors’ Meeting held on April 28, 2017. The Board of Directors would like to thank Mrs. Katia for her services rendered to the Company to date, wishing her all success in her future endeavors.

4.2. In view of referred resignation, the Company’s Board of Executive Officers, with term of office until April 27, 2020 pursuant to Articles 26 and 27 of the Company’s Bylaws shall be composed of as follows: (i) as Chief Executive Officer - Sandro Rogério da Silva Gamba, Brazilian citizen, married, civil engineer, bearer of the identity card (RG) No. 24.885.811-7, issued by SSP/SP, and enrolled with the individual taxpayer’s register (CPF/MF) No. 153.803.238-47; (ii) as Chief Financial and Investor Relations Officer  - Carlos Eduardo Moraes Calheiros, Brazilian citizen, single, bachelor’s degree in law, bearer of the identity card (RG) No. 30.760.048 SSP/SP, enrolled with the individual taxpayer’s register (CPF/MF) No. 311.359.978-45; (iii) as Chief Operating Officer – Guilherme Stefani Carlini, Brazilian citizen, married, engineer, bearer of the identity card (RG) No. 21.706.301-9, issued by SSP/SP, and enrolled with the individual taxpayer’s register (CPF/MF) No. 250.514.948-89; (iv) as Chief Operating Officer – Rodrigo Lucas Tarabori, Brazilian citizen, married, engineer, bearer of the identity card (RG) No. 22.280.122-0, issued by SSP/SP, and enrolled with the individual taxpayer’s register (CPF/MF) No. 280.833.718-31;(v) as Chief Operating Officer – Gerson Cohen, Brazilian citizen, married, accountant, bearer of the identity card (RG) No. 14.492.089-X/SSP-SP, enrolled with the individual taxpayer’s register (CPF/MF) No. 104.094.648-80, and (vi)  as Chief Operating Officer – Luciano do Amaral, Brazilian citizen, married, civil engineer, bearer of the identity card (RG) No. 24.454.767-1/SSP-SP, enrolled with the individual taxpayer’s register (CPF/MF) No. 302.027.938-00, all of them with office in the City and State of  São Paulo, at Avenida das Nações Unidas, nº 8.501, 19° andar.

5. Closing: With no further matters to be discussed, these minutes were read, approved and signed by the Board members. Signatures: Odair Garcia Senra (Chairman), Janine Maria Corrêa Pupo (Secretary). Board members: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss.

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Janine Maria Corrêa Pupo
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 22, 2017

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer